September 8, 2022

BY EDGAR

Doris Stacey Gama

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verano Holdings Corp.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 19, 2022
File No. 000-56342

Ladies and Gentlemen:

Verano Holdings Corp. (the “Company”) has today filed Amendment No. 3 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated August 30, 2022. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form 10-12G

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1.	Revise your filing to include Macias Gini & O’Connell LLP’s audit report that opines on your financial statements as of December 31, 2020 and for the two years then ended. Refer to the guidance in Article 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the audit report of Macias Gini & O’Connell LLP that opines on the Company’s financial statements as of December 31, 2020 and for the two years then ended.

* * * * * * *

United States Securities and Exchange Commission

September 8, 2022

If you have any questions, please feel free to contact me at 214.453.6441. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

Thomas W. Hughes

cc:	George Archos, Chief Executive Officer, Verano Holdings Corp.
Justin S. Reinus, Partner, Winston & Strawn LLP